Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated May 14, 2008

Relating to Preliminary Prospectus dated May 14, 2008

Registration No. 333-149167

AMERICAN CAPITAL AGENCY CORP.

FREE WRITING PROSPECTUS

This free writing prospectus is being filed to advise you of the availability of a revised preliminary prospectus, dated May 14, 2008 (the “Revised Preliminary Prospectus”), included in Amendment No. 5 to the Registration Statement on Form S-11 (File No. 333-149167) of American Capital Agency Corp. (the “Company”), as filed with the Securities and Exchange Commission on May 14, 2008 (as so amended, the “Registration Statement”), relating to the Company’s proposed offer and sale of shares of its common stock, and to provide you with a hyperlink to the current version of the Registration Statement. This free writing prospectus relates only to the securities described in the Registration Statement, is only a summary of the changes included in the Revised Preliminary Prospectus and should be read together with the Revised Preliminary Prospectus included in the Registration Statement, including the section entitled “Risk Factors” beginning on page 14 of the Revised Preliminary Prospectus.

To review the Revised Preliminary Prospectus included in the Registration Statement, click the following link on the SEC web site at www.sec.gov as follows (or if such address has changed, by reviewing the Company’s filings for the relevant date on the SEC web site):

http://www.sec.gov/Archives/edgar/data/1423689/000119312508113753/0001193125-08-113753-index.htm

Elimination of the Manager’s Incentive Compensation and Increase in Management Fee

In the Revised Preliminary Prospectus, the Company has disclosed that (1) American Capital Agency Management, LLC, the Company’s manager (the “Manager”), will now be paid a monthly management fee equal to 1/12 of 1.25% of the Company’s Equity, rather than 1/12 of 1.00% of the Company’s Equity, (2) the Manager will not receive any incentive compensation, and (3) the fee that the Company would be required to pay in order to terminate the management agreement without cause would equal three times the average annual management fee earned by the Manager during the prior 24-month period immediately preceding the most recently completed month prior to the effective date of termination.

Furthermore, references to the American Capital Equity Incentive Plan for the Manager and its Affiliates have been removed from the Revised Preliminary Prospectus because the Company no longer intends to establish an equity incentive plan for grants of equity-based awards to the Manager or its affiliates.

American Capital’s Potential Purchase of Additional Shares of the Company’s Common Stock

In the Company’s preliminary prospectus, dated May 9, 2008 (the “Prior Preliminary Prospectus”), the Company disclosed that American Capital Strategies, Ltd. (“American Capital”) may elect to purchase additional shares of the Company’s common stock in the Company’s initial public offering (the “IPO”) or in the concurrent private placement to American Capital, subject to a maximum additional investment of $50 million in the Company’s common stock (for a total investment of $100 million of the Company’s common stock).

The Revised Preliminary Prospectus discloses that American Capital has indicated that it may purchase up to $100 million (or 5,000,000 shares) of the Company’s common stock in the IPO in addition to the $50 million of the Company’s common stock that American Capital has already agreed to purchase in the concurrent private placement. On pages 29-30 of the Revised Preliminary Prospectus, the Company has revised the risk factor regarding American Capital’s potential significant influence over the outcome of matters submitted to a vote of the Company’s stockholders to disclose the additional risks associated with the American Capital’s potential position as the Company’s controlling stockholder. This additional disclosure is reproduced below:

If American Capital elects to purchase 5,000,000 shares in this offering, it would own approximately 50% of our outstanding common stock upon completion of this offering unless the underwriters exercise a portion of their over-allotment option. If and for as long American Capital owns 50% or more of our outstanding common stock, it would be able to direct the election of our directors and determine the outcome of any matters submitted to a vote of our stockholders, including mergers or other business combinations involving us, the incurrence of any indebtedness by, our future issuance of any additional equity securities and the payment of dividends on our common stock. In addition, American Capital would have the power to prevent or cause a change in control of us, and could take other actions that might be favorable to it, but not to our other stockholders. Further, we would be a “controlled company” under The Nasdaq Marketplace Rules and therefore, would be entitled to be exempt from certain corporate governance requirements otherwise applicable to companies listed on The NASDAQ Global Market. However, we do not intend to take advantage of any of these exemptions.

The Revised Preliminary Prospectus has also been revised to disclose that the following would result if American Capital purchases shares of the Company’s common stock in the IPO:

(1)	assuming that American Capital purchases 5,000,000 shares in the IPO, it would own approximately 50.0% of the Company’s outstanding common stock immediately after the completion of the IPO, or 46.5% if the underwriters exercise their over-allotment option in full;
(2)	American Capital will agree to a 180-day lock-up agreement with the underwriters with respect to any shares that it purchases in the IPO;
(3)	the number of shares that the Company would grant the underwriters an option to purchase in order to cover over-allotments would be reduced by 15% of the number of shares purchased by American Capital in the IPO;
(4)	the Company will not pay the underwriters any discount on any shares that American Capital may purchase in the IPO; and
(5)	assuming that American Capital purchases 5,000,000 shares in the IPO, the Company’s estimated net proceeds from the IPO and the concurrent private placement to American Capital will be approximately $289.3 million, after deducting underwriting discounts and commissions and estimated offering expenses of approximately $10.7 million (or, if the underwriters exercise their over-allotment option in full, approximately $310.4 million, after deducting underwriting discounts and commissions and estimated offering expenses of approximately $12.1 million).

The Company cannot predict the number of shares of common stock that American Capital may purchase, if any, in the IPO.

Increase in Number of Master Repurchase Agreements

The Revised Preliminary Prospectus has been revised to disclose that the Company has entered into twelve master repurchase agreements with financial institutions. As of the date of the Prior Preliminary Prospectus, the Company had disclosed that it had entered into eleven master repurchase agreements. Disclosure that the Company continues to be in negotiations with other financial institutions regarding master repurchase agreements has also been deleted from the Revised Preliminary Prospectus.

OUR CENTRAL INDEX KEY, OR CIK, ON THE SEC WEB SITE IS: 0001423689.

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY OBTAIN THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV OR BY CLICKING ON THE LINK ABOVE. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND TO YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING CITI TOLL-FREE 1-877-858-5407 OR MERRILL LYNCH & CO. TOLL FREE 1-866-500-5408.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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